HCC Insurance Holdings, Inc.

July 11, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010
Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant

RE:	HCC Insurance Holdings, Inc. Form 10-Q for the Quarter Ended March 31, 2008 Filed May 9, 2008 File Number: 001-13790
Gentlemen:
The purpose of this letter is to respond to the comment received on June 26, 2008 from the Commission’s Staff with respect to the above referenced filing for HCC Insurance Holdings, Inc. (“HCC” or the “Company”). For ease of reference, the Staff’s comment is reproduced below in bold-face text, followed by the Company’s response.
Form 10-Q for the quarter ended March 31, 2008
Notes to the Consolidated Financial Statements
(2) Fair Value Measurements, page 10
1.	You disclosed that you obtain fair market value measurements for the majority of your Level 2 instruments from an independent pricing service. Also, you disclosed that when fair value measurements are not available from your independent pricing service, you use fair value measurements provided by third party investment managers. It appears to be the case from the disclosure that the pricing service/third party investment manager determines fair value rather than management:
•	If this is not the case, please revise your disclosure to clarify.

•	In either case, please describe the techniques and disclose the assumptions used to determine fair value.

Securities and Exchange Commission
Division of Corporation Finance
July 11, 2008

Further, while you are not required to indicate or infer that the independent pricing service/third party investment manager determines fair value, when you do, you must also disclose their names. If you include their names in or incorporate them by reference into a 1933 Securities Act filing, you will also need to include their consents.
We acknowledge and confirm that the Company is responsible for determining fair value of its financial instruments. In future filings, beginning with the Company’s Form 10-Q for the quarter ended June 30, 2008, we will remove all references to our independent pricing service and third party investment managers. We did not intend, by mentioning these vendors, to suggest that the Company is not responsible or that the Company is relying on them as experts. We mentioned these vendors and their services so the Company’s financial statements would provide transparent disclosure about various inputs into our valuation process, as required by SFAS 157, Fair Value Measurements.
To determine fair value of the Company’s financial instruments, we use quoted values provided by an independent pricing service and other data provided by various vendors as inputs into our valuation process. We believe we perform sufficient procedures to validate information received from these vendors, such that we do not rely on them as experts. Our valuation procedures include, but are not limited to:
•	Understanding and continually evaluating the various pricing methods and procedures used by the independent pricing service and, where applicable, our third party investment managers;

•	Obtaining quoted values from these vendors each month;

•	Validating sales activity, if any, to identify significant differences between estimated fair values and actual sales;

•	Analytically comparing estimated fair values with current market prices and/or trends and with quoted values from our investment advisors and another independent pricing service; and

•	Revising estimated fair values obtained from the independent pricing service, if deemed necessary based on the results of our analytical review, to determine the final fair values reflected in the Company’s financial statements.
The various assumptions used to determine estimated fair values include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, default rates, loss severity and other economic measures.
In future filings, beginning with the Company’s Form 10-Q for the quarter ended June 30, 2008, we will modify and expand our disclosures within the Fair Value Measurements footnote, substantially as follows (revised disclosures are underlined):

Securities and Exchange Commission
Division of Corporation Finance
July 11, 2008

Our Level 2 instruments include most of our fixed income securities, which consist of U.S. government agency securities, municipal bonds, certain corporate debt securities, and certain mortgage and asset-backed securities. Our Level 2 instruments also include our interest rate swap agreements, which were reflected as liabilities in our consolidated balance sheet at March 31, 2008. We measure fair value for the majority of our Level 2 instruments using quoted prices of securities with similar characteristics. The remaining instruments are valued using pricing models or matrix pricing. The fair value measurements consider observable assumptions, including benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, default rates, loss severity and other economic measures. To validate quoted and modeled prices, we perform various procedures, including evaluation of the underlying methodologies, analysis of recent sales activity, if any, and analytical reviews of our fair values against current market prices and trends.

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We have sought to respond to all of your comments and will incorporate the disclosures discussed above in our next filing. We look forward to working with the Staff to resolve any further comments. Please direct any questions regarding this response to Edward H. Ellis, Jr., Chief Financial Officer at (713) 690-7300.
Sincerely,

/s/ Edward H. Ellis, Jr.
Edward H. Ellis, Jr.
Executive Vice President and Chief Financial Officer